EXHIBIT 14.1
CODE OF BUSINESS CONDUCT AND ETHICS
     The code of business conduct and ethics of Waste Services, Inc. applies to all directors, officers and employees. The Code’s intent is to ensure that the Company operates its business with the highest degree of ethics and integrity. Any waiver of the Code for executive officers or directors may be made only by the Board of Directors or a Board committee.
I.      Conflicts of Interest
     A “conflict of interest” exists when a person’s private interest interferes in any way, or even appears to interfere, with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.
     Conflicts of interest are prohibited as a matter of Company policy. Each employee, officer and director is expected to avoid any outside activity, financial interest or relationship that may present a possible conflict of interest or the appearance of a conflict. Each person is required to promptly disclose any such conflict of interest to his or her manager or the Legal Department, and no person may engage in an activity that involves any such conflict except with the specific prior approval in writing of the Legal Department.
II.      Corporate Opportunities
     Employees, officers and directors are prohibited from (a) taking for themselves personally opportunities that are properly within the scope of the Company’s activities, (b) using corporate property, information or position for personal gain, and (c) competing with the Company. Employees, officers and directors owe a duty to the Company to advance its legitimate interests to the best of their abilities.
III.      Confidentiality
     Employees, officers and directors should maintain the confidentiality of information entrusted to them by the Company or customers of the Company. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. This information must be used solely for the Company’s business purposes and must not be used for personal gain. The obligation to safeguard confidential information continues after employment with the Company ends.
     The obligation to maintain the confidentiality of information may be subject to legal or regulatory requirements to disclose that information. In such cases, the Legal Department will assist in determining what disclosure is required.

IV.      Fair Dealing
     Each employee, officer and director should deal fairly and honestly with customers, suppliers, competitors and employees. No person may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.
V.      Protection and Proper Use of Company Assets
     All employees, officers and directors should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All of the Company’s assets should be used for legitimate business purposes.
VI.      Compliance with Laws, Rules and Regulations (Including Antitrust and Insider Trading Laws)
     The Company actively promotes compliance with all laws, rules and regulations, including insider trading laws, in each jurisdiction in which it does business. Employees, officers and directors may learn of information that is both material and non-public about the Company or about other companies. Purchases or sales of securities of the Company or such other company must not be made while in possession of this information, even if the decision to buy or sell is not based upon this information.
     Federal, state and provincial laws in the United States and Canada prohibit agreements and business conduct that unreasonably limit competition. Employees, officers and directors must not discuss or agree with competitors to fix prices or allocate markets or customers.
     All employees, officers and directors are expected to comply with the laws of the country in which they operate as well as United States statutes and the Company’s policies governing business activities abroad. These laws and policies include compliance with the Foreign Corrupt Practices Act, U.S. anti-boycott laws, U.S. sanctions and embargoes against certain countries, competition laws and money laundering laws.
VII.      Disclosure of Information about the Company
     The Company actively promotes full, fair, accurate, timely, and understandable disclosure for use in any reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company. All employees, officers and directors are expected to provide full, fair, accurate, timely, and understandable disclosure for use in such reports and documents. No false or misleading entries and no undisclosed, improperly disclosed or unrecorded assets, liabilities, revenues or expenses will be permitted for any reason. The Legal Department should be consulted prior to any public disclosure of information concerning the Company and will also assist you in determining what disclosure is required in such cases.

VIII.      Reporting of Any Illegal or Unethical Behavior
     The Company actively promotes ethical behavior in all its business activities. Employees are encouraged to speak to their managers, the Legal Department or other appropriate personnel at any time if there is any doubt about the best course of action in a particular situation.
     Employees are required to report violations of law, rules, regulations and this Code to their managers, the Legal Department or senior management, as appropriate. Violations may also be reported in confidence to the Executive Vice President and General Counsel.
     Complaints regarding corporate conduct, accounting, internal accounting controls or auditing matters may be made by calling 1-888-999-1205. All complaints to the hotline may be made anonymously, will be treated confidentially and will be investigated under the direction of the Audit Committee of the Company’s Board of Directors. No individual will be penalized for making a good faith report or co-operating in its investigation; any form of retaliation is prohibited.
IX.      Enforcement
     Any violation of this Code will lead to disciplinary action, up to and including termination of employment.

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